Exhibit (k)(3)

NORTHSTAR/TOWNSEND INSTITUTIONAL REAL ESTATE FUND INC.

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”) is effective as of the ___ day of ___, 2017, by and among NorthStar/Townsend Institutional Real Estate Fund Inc., a Maryland corporation (the “Fund”), Townsend Group Advisors, LLC, a Delaware limited liability company (the “Adviser”), and CNI TCEF Advisors, LLC, a Delaware limited liability company (the “Sub-Adviser,” and together with the Adviser, the “Advisers”).

WITNESSETH:

WHEREAS, each of the Adviser and the Sub-Adviser renders advice and services to the Fund pursuant to the terms and provisions of (1) an Investment Advisory Agreement between the Fund and the Adviser dated as of the __ day of __, 2017 (the “Investment Advisory Agreement”) and (2) an Investment Sub-Advisory Agreement among the Fund, the Adviser, and the Sub-Adviser dated as of the __ day of __, 2017 (the “Investment Sub-Advisory Agreement”);

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement and the Investment Sub-Advisory Agreement that have not been assumed by the Adviser or the Sub-Adviser, respectively; and

WHEREAS, the Advisers desire to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Advisers to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.          Limit on Operating Expenses. The Advisers hereby agree to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued, exceed (on an annualized basis) its Annual Limit, the Advisers will waive any fees otherwise payable to them pursuant to the Investment Advisory Agreement or Investment Sub-Advisory Agreement or the Adviser will make a payment to the Fund, in each case in an amount equal to the excess expense (the “Excess Expense Payment”) within 30 days of being notified that an Excess Expense Payment is due.

2.          Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include the ordinary annual operating expenses of the Fund, including organization and offering expenses, but excluding taxes, interest, brokerage commissions, acquired fund fees and expenses, transaction expenses, extraordinary expenses, and expense reimbursements that the Advisers have deferred but are otherwise entitled to pursuant to the Investment Advisory Agreement and/or the Investment Sub-Advisory Agreement.

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3.          Reimbursement of Fees and Expenses. The Fund agrees to reimburse the Advisers in the amount of any Excess Expense Payment, subject to the limitation that (a) the reimbursement for an Excess Expense Payment will only be made within three years from the end of the fiscal year in which such Excess Expense Payment was originally paid by the Advisers and (b) the reimbursement may not be made if it would cause the Annual Limit to be exceeded at the time of such proposed reimbursement. Further, the Fund is only obligated to reimburse the Advisers for an Excess Expense Payment to the extent that the amount of such reimbursement of such Excess Expense Payment, taken together with the fees and expenses of the Fund at the time of reimbursement, will not exceed the lesser of (a) the Annual Limit in effect at the time the Excess Expense Payment was originally made or (b) the Annual Limit in effect at the time the reimbursement to the Advisers is proposed to be made.

4.          Term. This Agreement shall become effective and shall remain in effect for two years from the date on which the Investment Advisory Agreement and the Investment Sub-Advisory Agreement are executed (the “Effective Period”), unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Directors of the Fund.

5.          Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Fund, upon sixty (60) days’ written notice to the Advisers. This Agreement may not be terminated by the Advisers without the consent of the Board of Directors of the Fund. Notwithstanding the foregoing, in no event shall this Agreement be terminated by the Advisers within the first year of the Effective Period. This Agreement will automatically terminate if either of the Investment Advisory Agreement or Investment Sub-Advisory Agreement is terminated, with such termination effective upon the effective date of the termination of the Investment Advisory Agreement or Investment Sub-Advisory Agreement, as applicable.

6.          Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.          Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with the Fund's Articles of Incorporation or Bylaws, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended (the "1940 Act"), and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

9.          Interpretation. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Excess Expense Payment, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement, the Investment Sub-Advisory Agreement or the 1940 Act, shall have the same

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meaning as and be resolved by reference to such Investment Advisory Agreement, the Investment Sub-Advisory Agreement or the 1940 Act.

10.         Non-binding. It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Directors, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and such execution and delivery by such office shall not be deemed to have been made by any Director or officer individually or to impose any liability on any of them personally, but shall bind only the property of the Fund, as provided in the Fund's Articles of Incorporation, and as amended from time to time.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

THE FUND:

NORTHSTAR/TOWNSEND INSTITUTIONAL REAL ESTATE FUND INC.

By:
Name:
Title:

THE ADVISERS:

TOWNSEND GROUP ADVISORS, LLC

By:
Name:
Title:

CNI TCEF ADVISORS, LLC

By:
Name:
Title:

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Appendix A (as of ___, 2017)

Class	Operating Expense Limit

A	1.90%
C	2.65%
I	1.65%

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